EXHIBIT 99.1

Stantec to launch 2024 Strategic Plan and host Investor Day on December 5, 2023

EDMONTON, Alberta, Oct. 03, 2023 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, will launch its new three-year strategic plan and host an Investor Day on Tuesday, December 5, 2023, at the Boston Exchange for Accelerated Technology (the BEAT) in Boston, Massachusetts. The event will feature presentations from Stantec’s executive leadership team.

The event will commence at 9:00am Eastern Time (7:00am Mountain Time), and a live broadcast and slide presentation will be available on the Events and Presentations page at Stantec.com. The webcast will also be recorded and archived on the Events and Presentations page. Due to limited capacity, in-person attendance in Boston will be by invitation only (details to follow).

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Investor Contact
Jess Nieukerk
Stantec Investor Relations
Ph: (403) 569-5389
jess.nieukerk@stantec.com

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Design with community in mind

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/00854a06-e721-4070-8bc7-74ec9590c32e